April 28, 2008

Via EDGAR and U.S. Mail

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          Simmons First National Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-06253

Dear Mr. Vaughn:

We are in receipt of your letter dated April 17, 2008 wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2007 filed by Simmons First National Corporation (“Simmons” or the “Company”) on February 27, 2008. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter. New, proposed disclosures are included in italics.

Management’s Discussion and Analysis

Allocated Allowance for Loan Losses, page 27

1.
You state on page 28 that "This decrease in the unallocated portion of the allowance is primarily related to increases in general allocations based on growth in the loan portfolio." You also state "The Company still has some concerns over the uncertainty of the economy and the impact of pricing in the poultry and timber industries in Arkansas. The Company is also cautious regarding the softening of the real estate market in Arkansas." Please revise your future filings to more clearly disclose how you made your determination to reduce your unallocated allowance. Clearly disclose the positive and negative factors you weighed in determining that a reduction in the unallocated allowance was appropriate.

Simmons Response: In future filings, Simmons will revise its disclosures to include both the positive and negative factors used to determine changes to the unallocated allowance. More specifically, Simmons will revise future filings to include the following disclosure:

The Company’s allocation of the allowance for loans losses at December 31, 2007 remained relatively consistent with the allocation at December 31, 2006. The unallocated portion of the allowance decreased approximately $501,000 during the year ended December 31, 2007. This decrease in the unallocated portion of the allowance is primarily related to increases in general and specific allocations for loans collateralized by assets located in the Northwest Arkansas region. In late 2006 the economy in Northwest Arkansas, particularly in the residential real estate market, started showing signs of deterioration, which caused concerns over the full recoverability of this portion of the Company’s loan portfolio. Management began assessing the impact of these economic conditions on this portion of the loan portfolio; however, the economic downturn had not yet negatively impacted specific credit relationships by December 31, 2006. Therefore, given this uncertainty, management deemed it necessary to provide a higher level of unallocated allowance. As the Company continued to monitor the Northwest Arkansas economy, beginning in the third quarter of 2007, specific credit relationships deteriorated to a level requiring increased general and specific reserves. The identification of these specific credit relationships and the increase in general and specific allocations allowed management to reduce the unallocated portion of the allowance related to the Company’s Northwest Arkansas region at December 31, 2007.

The remaining unallocated allowance for loan losses is based on the Company’s continuing concerns over the uncertainty of the economy and the impact of pricing in the poultry and timber industries in Arkansas. The Company is also cautious regarding the softening of the real estate market in Arkansas. Based on its analysis of loans within these business sectors, the Company believes the allowance for loan losses is adequate for the year ended December 31, 2007.  Management actively monitors the status of these industries as they relate to the Company’s loan portfolio and makes changes to the allowance for loan losses as necessary.

The Company allocates the allowance for loan losses according to the amount deemed to be reasonably necessary to provide for losses incurred within the categories of loans set forth in table 11.

Operating Earnings, page 36

2.
We note your presentation of the non-GAAP financial measures "operating income" and "diluted operating earnings per share" in Table 20 on page 36. We have the following comments regarding these measures:

a)
We note you have excluded certain non-recurring items in your calculation of "operating income," which you believe is a useful calculation in reflection of your Company's performance. However, since your current income statement presentation does not contemplate nor easily lend itself to a measure of actual Operating Income, it may be difficult for a reader to understand and utilize this adjusted measure. Further, it is unclear how you determined that the amounts reflected in the line item necessarily represent a measure of your actual Operating Income as that term is normally used. Please revise, in future filings, the title of this measure as used throughout your filing to better reflect its composition and utility.

Simmons Response: In future filings, Simmons will change the title of the non-GAAP financial measurement in Table 20 from “operating income” to “operating earnings” in order to correspond with the title of this measure as used throughout our filing.

b)
Please tell us how you determined that your non-GAAP presentation of "diluted operating earnings per share" is not prohibited by Regulation 10(e). Specifically tell us how you consider the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making that determination in light of the fact that each of these adjustments effective do accrue to shareholders. Specifically tell us and expand your disclosures to explain how this measure is used by management and in what way it provides meaningful information to investors in spite of the limitation that the adjustments ultimately do accrue to shareholders.

Simmons Response:  Simmons determined that the disclosures of the financial measures of diluted operating earnings per share are permitted by Item 10(e) of Regulation S-K. Specifically, Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that “certain non-GAAP per share measures may be meaningful from an operating viewpoint.” Simmons’ management believes that these non-GAAP measures are relevant when evaluating operating performance and that including nonrecurring items in GAAP measures does not provide a meaningful indication of the operating performance of the Company. Accordingly, Simmons’ management evaluates the Company’s performance by reviewing “operating” results (which excludes nonrecurring items) along the lines disclosed to investors and analysts. We strongly believe that investors and analysts find this information useful in evaluating Simmons’ performance.

Simmons believes that in all cases where a non-GAAP financial measure is referred to within the filing, GAAP metrics are given higher prominence than their non-GAAP counterparts. Simmons refers you to the Selected Consolidated Financial Data Table on page 11 and the MD&A, starting on page 12, which present GAAP information before the non-GAAP financial measures are presented. Further, in the GAAP to non-GAAP reconciliation on page 36, Simmons presents the GAAP measures (net income and diluted earnings per share) first and explicitly reconciles to the non-GAAP financial measures.

In future filings, Simmons will expand its disclosures to include a heading “Reconciliation of Non-GAAP Measures” above the paragraph following Table 18 on page 35. See also response to 2.c) below.

c)	If you are able to support that your non-GAAP measures are not prohibited, please revise your future filings to include or significantly expand your disclosures to include the following:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management's decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Simmons Response:  In future filings, Simmons will revise its disclosures to include the following information concerning non-GAAP financial information.

The table below presents computations of operating earnings (net income excluding nonrecurring items {Visa litigation expense, write-off of preferred debt issuance costs, and gain on sale of mortgage servicing}) and diluted operating earnings per share (non-GAAP). Nonrecurring items are included in financial results presented in accordance with generally accepted accounting principles (GAAP). Simmons believes the exclusion of these nonrecurring items in expressing earnings and certain other financial measures, including “operating earnings” and “diluted operating earnings per share”, provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors and analysts in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Simmons’ business, because management does not consider these nonrecurring items to be relevant to ongoing operating results. Management and the Board of Directors utilize these non-GAAP financial measures for the following purposes:

   •   Preparation of Simmons’ operating budgets
   •   Calculation of annual performance-based incentives for certain executives
   •   Calculation of long-term performance-based incentives for certain executives
   •   Monthly financial performance reporting
   •   Monthly “flash” reporting of consolidated results (management only)
   •   Investor presentations of Company performance

Simmons believes that presenting these non-GAAP financial measures will permit investors and analysts to assess the performance of the Company on the same basis as that applied by management and the Board of Directors.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To compensate for these limitations, Simmons addresses each item that qualifies as nonrecurring to ensure that the Company’s operating results are properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a Company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes nonrecurring items does not represent the amount that effectively accrues directly to stockholders (i.e., nonrecurring items are included in earnings and stockholders’ equity).

See table 20 below for the reconciliation of non-GAAP financial measures, which exclude nonrecurring items for the periods presented.

As requested in your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K and this letter to the undersigned.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	Brittany Ebbertt
Staff Accountant
SEC Division of Corporation Finance

J. Thomas May
Chairman and Chief Executive Officer
Simmons First National Corporation

George A. Makris, Jr.
Chairman, Audit Committee
Simmons First National Corporation

Johnny W. McCaleb
Partner
BKD, LLP

Patrick A. Burrow
Partner
Quattlebaum, Grooms, Tull & Burrow PLLC

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